UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

frontdoor, inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

35905A109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35905A109

1	Name of Reporting Person ServiceMaster Global Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (See Note 1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,734,092 (See Note 2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,734,092

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (See Note 3)

12	Type of Reporting Person CO

CUSIP No. 35905A109

1	Name of Reporting Person CDRSVM Investment Holding, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (See Note 1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,734,092 (See Note 2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,734,092

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (See Note 3)

12	Type of Reporting Person OO

CUSIP No. 35905A109

1	Name of Reporting Person CDRSVM Holding, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (See Note 1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,734,092 (See Note 2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,734,092

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (See Note 3)

12	Type of Reporting Person OO

CUSIP No. 35905A109

1	Name of Reporting Person The ServiceMaster Company, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (See Note 1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,734,092 (See Note 2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,734,092

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.8% (See Note 3)

12	Type of Reporting Person OO

Note 1:  On October 1, 2018, ServiceMaster Global Holdings, Inc. (“ServiceMaster”) completed the separation of frontdoor, inc. (the “Company”) through the distribution of approximately 80.2% of the shares of common stock of the Company (“Common Stock”) to ServiceMaster’s stockholders.  Immediately following the distribution, ServiceMaster indirectly, beneficially owned 16,734,092 shares, or approximately 19.8%, of the outstanding shares of Common Stock.  Pursuant to a Stockholder and Registration Rights Agreement, dated as of September 28, 2018, by and between ServiceMaster and the Company, ServiceMaster granted to the Company a proxy to vote the shares of Common Stock owned by ServiceMaster and its subsidiaries immediately after the distribution in proportion to the votes cast by the Company’s other stockholders.  As a result, ServiceMaster and its subsidiaries The ServiceMaster Company, LLC (“SVM”), CDRSVM Holding, LLC (“Holding”) and CDRSVM Investment Holding, LLC (“Investment Holding”) do not exercise voting power over any of the shares of Common Stock that they beneficially own.

Note 2:  ServiceMaster is the indirect, beneficial owner of the reported shares of Common Stock.  The record holder of the reported shares of Common Stock is SVM, which is a direct, wholly owned subsidiary of Holding, which is in turn a direct, wholly owned subsidiary of Investment Holding, which is in turn a direct, wholly owned subsidiary of ServiceMaster.  ServiceMaster, SVM, Holding and Investment Holding share dispositive power with respect to the reported shares.

Note 3:  The denominator for this calculation is based on 84,536,832 shares of Common Stock outstanding as of November 2, 2018, as reported in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2018.

Item 1(a):	Name of Issuer: frontdoor, inc.
Item 1(b):	Address of Issuer’s Principal Executive Offices: 150 Peabody Place, Memphis, Tennessee 38103

Item 2(a):	Name of Person Filing: ServiceMaster Global Holdings, Inc. CDRSVM Investment Holding, LLC CDRSVM Holding, LLC The ServiceMaster Company, LLC
Item 2(b):	Address of Principal Business Office or, if none, Residence: 150 Peabody Place, Memphis, Tennessee 38103
Item 2(c):

Citizenship:
ServiceMaster Global Holdings, Inc. is a Delaware corporation.

CDRSVM Investment Holding, LLC is a Delaware limited liability company.

CDRSVM Holding, LLC is a Delaware limited liability company.

The ServiceMaster Company, LLC is a Delaware limited liability company.

Item 2(d):	Title of Class of Securities: Common Stock, $0.01 par value
Item 2(e):	CUSIP Number: 35905A109

Item 3:	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐

Group, in accordance with § 240.13d-1(b)(1)(ii)(j). If filing as a non-U.S. institution in accordance with

§240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4:	Ownership:

Explanatory Note:  On October 1, 2018, ServiceMaster completed the separation of the Company through the distribution of approximately 80.2% of the shares of Common Stock to ServiceMaster’s stockholders.  Immediately following the distribution, ServiceMaster indirectly, beneficially owned 16,734,092 shares, or approximately 19.8%, of Common Stock.

Item 4(a):	Amount beneficially owned: 16,734,092 shares of Common Stock.
Item 4(b):

Percent of class:

19.8%.  The percent of class is based on a denominator of 84,536,832 shares of Common Stock outstanding as of November 2, 2018, as reported in the Company’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 6, 2018.

Item 4(c):	Number of shares of which such person has:
(i)

Sole power to vote or direct the vote:

0.

In connection with the spin-off, ServiceMaster and the Company entered into a Stockholder and Registration Rights Agreement, dated as of September 28, 2018, pursuant to which ServiceMaster granted to the Company a proxy to vote the shares of Common Stock owned by ServiceMaster and its subsidiaries immediately after the distribution in proportion to the votes cast by the Company’s other stockholders.  As a result, ServiceMaster and its subsidiaries SVM, Holding and Investment Holding do not exercise voting power over any of the shares of Common Stock that they beneficially own.

(ii) Shared power to vote or direct the vote: 0.
(iii) Sole power to dispose or direct the disposition of: 0.
(iv)

Shared power to dispose or direct the disposition of:

16,734,092.  ServiceMaster is the indirect, beneficial owner of the reported shares of Common Stock.  The record holder of the reported shares of Common Stock is SVM, which is a wholly owned subsidiary of Holding, which is in turn a wholly owned subsidiary of Investment Holding, which is in turn a wholly owned subsidiary of ServiceMaster.  ServiceMaster, SVM, Holding and Investment Holding share dispositive power with respect to the reported shares.

Item 5:	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
This schedule is filed pursuant to Rule 13d-1(d). See Exhibit A.

Item 8:	Identification and Classification of Members of the Group:
Not applicable.

Item 9:	Notice of Dissolution of a Group:
Not applicable.

Item 10:	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2019

SERVICEMASTER GLOBAL HOLDINGS, INC.

By:	/s/ Anthony D. DiLucente
Name:	Anthony D. DiLucente
Title:	Senior Vice President & Chief Financial Officer

CDRSVM INVESTMENT HOLDING, LLC

By:	/s/ Anthony D. DiLucente
Name:	Anthony D. DiLucente
Title:	Senior Vice President & Chief Financial Officer

CDRSVM HOLDING, LLC

By:	/s/ Anthony D. DiLucente
Name:	Anthony D. DiLucente
Title:	Senior Vice President & Chief Financial Officer

THE SERVICEMASTER COMPANY, LLC

By:	/s/ Anthony D. DiLucente
Name:	Anthony D. DiLucente
Title:	Senior Vice President & Chief Financial Officer

Exhibit A

The following identifies the relevant subsidiary, as required under Item 7 of this Schedule 13G:

ServiceMaster Global Holdings, Inc. is the indirect, beneficial owner of 16,734,092 shares of Common Stock.  The record holder of such shares of Common Stock is The ServiceMaster Company, LLC, which is a direct, wholly owned subsidiary of CDRSVM Holding, LLC, which is in turn a direct, wholly owned subsidiary of CDRSVM Investment Holding, LLC, which is in turn a direct, wholly owned subsidiary of ServiceMaster Global Holdings, Inc.

Exhibit B

Joint Filing Agreement
Pursuant to Rule 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

SERVICEMASTER GLOBAL HOLDINGS, INC.

By:	/s/ Anthony D. DiLucente
	Name:	Anthony D. DiLucente
	Title:	Senior Vice President & Chief Financial Officer

CDRSVM INVESTMENT HOLDING, LLC

By:	/s/ Anthony D. DiLucente
	Name:	Anthony D. DiLucente
	Title:	Senior Vice President & Chief Financial Officer

CDRSVM HOLDING, LLC

By:	/s/ Anthony D. DiLucente
	Name:	Anthony D. DiLucente
	Title:	Senior Vice President & Chief Financial Officer

THE SERVICEMASTER COMPANY, LLC

By:	/s/ Anthony D. DiLucente
	Name:	Anthony D. DiLucente
	Title:	Senior Vice President & Chief Financial Officer